2705 Brown Trail, Suite 100
Bedford, Texas 76021
1-800-280-2404

September 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention: Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Washington, D.C. 20549

RE: Comment letter received on September16, 2013 for Galenfeha, Inc. S-1, Amendment No. 3

Dear Mr. Ingram,

This letter is in response to comments we received from you in an email on September 16, 2013. We have updated our S-1 filing that addresses your comments per your request.

General

1.	We reissue comment one of our letter dated August 29, 2013. Please file a marked version of your registration statement with your next amendment in accordance with Rule 310 of Regulation S-T.

RESPONSE: We have resolved this issue with our Edgar Filer and will file a marked version of our registration statement on subsequent amendments in accordance with Rule 310 of Regulation S-T.

Prospectus Cover Page

2.	We reissue comment seven of our letter dated August 29, 2013. Please remove information not required by Item 501 of Regulation S-K from your prospectus cover page.

RESPONSE: We have removed information not required by Item 501.

Prospectus Summary, page four

Operating History, page four

3.

Please revise here and throughout to clarify your business relationship with Fleaux Services. Here you present Fleaux Services as a potential client; however, you appear to already be providing business services, albeit free of charge, for Fleaux.

RESPONSE: There is no formal business relationship with Fleaux Services, and our relationship with Fleaux Services is currently a potential client. The meeting on July 8, 2013 principally consisted of exploratory discussions to determine the market requirements and feasibility of the product we will be offering. In our experience, few engineering companies are able to charge for initial discussions, and this type of initial work is taken at risk on a good faith basis for providing a “proof of concept” on a new product and innovative engineering services prior to engaging in fee paid consulting, engineering services or product purchases.

Engineering Services, page four

4.

Please clearly and consistently state the nature of your engineering services, here and on page 17. Under this heading, you describe services that are commonly understood to be attendant to the sale of a product, and similarly in your supplemental response to comment nine of our letter dated August 29, 2013, you state that your engineering services will be limited to “training our distributor’s employees on the techniques of implementing our product;” however, on page 17 you describe developing entirely new products for your clients. Please revise.

RESPONSE: We have revised the language in the prospectus to consistently state the nature of our engineering services. We believe we clearly state the nature of engineering services we intend to supply to potential clients.

5.

Please discuss in greater detail the arrangement with the distributor(s) that you discuss on pages four and 21 in your next amendment, and reconcile this disclosure with your statements elsewhere to the effect that you have yet to establish a distribution network. Please supplementally advise us of whether you currently have an agreement in place for distribution. Please provide similar clarification with regard to your statements relating to established distribution networks, as stated on page 15, and your need establish such networks, on page 16.

RESPONSE: We have given a more detailed description regarding our anticipated arrangements with distributers, and have also disclosed that we have yet to establish a distribution network. We have no agreements in place for any type of distribution at the time of this response. We have provided clarification regarding our distribution networks on page 15 and 16.

Risk Factors, page 6

We could have unanticipated requirements for and there is uncertainty of access to additional capital, page 7

6.

Please refer to comment ten of our letter dated August 29, 2013. The meaning of “affiliate contributions” is still unclear. Please clearly state the nature of these contributions; for example, whether you contemplate your affiliates making loans to you, or purchasing additional equity.

RESPONSE: We have removed the word ‘affiliate’ and changed to “directors’ and officers”, we have also described that this additional funding would come as the result of loans to the company and/or additional equity purchases.

Description of the Business, page 15

7.	Please clarify your references here and throughout to oil producers, as it appears your product has no application beyond the natural gas context.

RESPONSE: We have removed all references to the oil industry where applicable to our current products; however we would respectfully submit that our bespoke engineering services are applicable to consulting in the oil industry.

Competition, page 16

8.	Please supplementally provide us with a copy of the “article posted to clean energy ideas” that you reference here.

RESPONSE: We have supplied a link to the clean energy article in the prospectus as can be seen here: http://www.clean-energy-ideas.com/solar/solar-energy/disadvantages-of-solar-energy

9.

Please see comment 16 of our letter dated August 29, 2013. Please disclose the basis of competition in your industry. Clarify whether you will be competing with other providers of power sources for natural gas flow computers on the basis of price, efficiency, quality, or other attributes.

RESPONSE: We have added the following language in our prospectus; The basis of competition in our industry is reliability and profitability. If a power source is inefficient or unreliable, flow meter computers do not function and therefore do not record the amount of gas flowing through the pipe, which directly affects the Gas Company’s output records and therefore their profitability. The complexity of power sources inherently creates a more difficult and expensive implementation in terms of equipment and manpower. The simplicity of the implementation of our product makes it attractive to field services companies because it takes much less time to install therefore more profitable.

Competitive Advantages, page 16

10.

We note your list of bullet points here. Please revise to clearly demarcate which strengths you have currently established, and which you expect to display when you test your prototype on Mr. Moore’s well.

RESPONSE: We have made the following changes in our prospectus to clearly demarcate which strengths we currently have established and which we expect to display when filed tested on Mr. Moore’s well.

Current - Our product is a novel solution for generating clean electricity

Current - Our product is lightweight, compact in size, and easy to ship, relative to the size of a typical lead acid battery. Most remote solar powered lead acid battery arrays weigh hundreds of pounds, occupy a space of over 6 cubic feet, and have to be shipped via trucks or trailers. Our product occupies a space of less than one cubic foot, and weighs less than 10 pounds.

Current - Raw materials for our products are readily available, made of materials that are easily attainable, and the materials used in the production of our product have little environmental impact.

Expected - Our product has unique characteristics, not readily achievable by other current technologies in use today, and can generate power from the stored in energy that currently exist in natural gas production.

Expected - Our product offers a more reliable power source than is what is currently used today, and is not dependent on environmental factors such as weather conditions that current lead acid batteries and solar panels require.

11.

Please provide more context for your listed advantages so that an investor may appropriately weigh the relevance of the traits you list here. For example, you state that your product is lightweight, compact, and easy to ship. The value of these attributes is not apparent without a presentation of the weight, size, and ease of shipping for solar panel and battery systems. Please see comment 17 of our letter dated August 29, 2013.

RESPONSE: We have made changes in the context of advantage we believe our product will offer. These changes are listed in the response of comment 10.

12.

We note your statement that you expect that your customers will enjoy a reduction in implementation, maintenance and replacement costs. We also note your supplemental response to comment 18 of our letter dated August 29, 2013, in which you state that you “expect [y]our solution to replace the current solar/battery configuration and save the client ---% in hard equipment costs, replacements and maintenance.” Please advise as to the meaning of “---%,” and inform us of the basis of your belief that your product will lead to a reduction in such costs.

RESPONSE: We have removed the _% in our disclosure; it was a typographical error and has been corrected

Contract Engineering Services/Product Development, page 17

13.

Please clarify your statement that you “took on this project without payment.” It is unclear what you expect to deliver, or what service you expect to provide, to Fleaux Services for free. From your disclosure here, it appears that you intend to charge Fleaux Services upon the delivery of any products or the furnishing of any training services.

RESPONSE: Our statement ‘took on this project without payment’ means that Fleaux Services came to us with a problem, and we offered them a solution, without charging them for the engineering time and efforts, or the cost of developing a product. The solution we have delivered is the ability to power flow computers without the need for lead acid batteries and solar panels to charge these batteries. We believe a symbiotic relationship will be established with Fleaux Services that will assist us in creating a distribution channel for our product, as well as allowing Fleaux Services to offer a metering system that is more efficient, less environmentally impacting, and is not currently available in the market. Our future relation with Fleaux Services will be to provide a product and provide services for the correct use of this product. We will charge monies for these products and services.

Market Analysis, page 17

14.

Please revise this section to include a discussion of the various government-created financial incentives to encourage the use of alternative power that are salient to your company and your clientele. It is unclear which of the many possible financial incentives you list here are relevant to your business. It is also unclear how your product would offer an advantage in this regard when compared to solar panels, which are generally understood to be a form of alternative power.

RESPONSE: We have revised the language in this section as we believe it is forward looking since as of the time of this filing, we don’t have a clear picture of what possible benefits our product could utilizes from current existing financial incentives offered by Federal and Local Governments.

Market for Common Equity and Related Stockholder Matters, page 19

15.

We reissue comment 21 of our letter dated August 29, 2013. Please see also comment 22 of our letter dated June 19, 2013. Please revise to include the information required by Item 201(a)(2) of Regulation S-K. Note that because you are filing a Form S-1 regarding a class of equity for which there is no established market, you are required to disclose the amounts of common equity (i) subject to outstanding options, warrants to purchase, or securities convertible into common equity; (ii) that could be sold pursuant to Rule 144 or that you have agreed to register for sale by security holders; and (iii) that being or has been publicly proposed to be publicly offered by you, if that offer could have a material effect on the market price of your equity.

RESPONSE: We have disclosed information required by Item 201(a)(2) of Regulation S-K. As we disclose in the prospectus, there are no outstanding options, no warrants to purchase additional securities, or securities convertible into common equity. All of our outstanding stock is restricted pursuant to Rule 144.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 21

16.

We note your response to comment 23 of our letter dated August 29, 2013, and your disclosure on page 17. Your supplemental response implies that you will not receive payment for any purchase order from Fleaux Services before you deliver your product. Please advise of the anticipated source of funds for the “limited production environment” and production costs needed to meet the purchase order.

RESPONSE: We currently have funds on hand that will allow for a limited production run. We believe these funds will meet our current needs for production of our initial products until we are able to bill our clients for the sales of said product. If additional funding is required above what we anticipate after we receive a purchase order, as we have outlined in our risk factors, our directors and offices have agreed to supply this additional funding.

We have also enclosed a revised S-1 that reflects the changes noted above for your approval. Please feel free to contact me at any time if you require additional information, or have additional questions.

Kind regards,

/s/ James Ketner
James Ketner
President/CEO
Galenfeha, Inc.

www.galenfeha.com
1-800-280-2404